UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer ID (CNPJ/MF) 04.032.433/0001-80

Company Registry (NIRE) 33300275410

Publicly Held Company

NOTICE TO THE MARKET

In accordance with Article 157, Paragraph 4 of Federal Law 6,404 of December 15, 1976 and with CVM Instruction 358/02, CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby publishes the following NOTICE:

On March 16, 2010, its subsidiary, Contax S.A., signed a financing agreement with Banco do Nordeste do Brasil S.A. (“BNB”) in the amount of R$ 51,000,000.00 (fifty one million reais) drawing on funds from Fundo Constitucional de Financiamento do Nordeste (FNE) and the proceeds used to invest on a contact center unit in the city of Recife, Pernambuco.

The principal loan balance will be subject to interest of 10.0% per annum, with a 15.0% discount on this rate as a performance bonus in case the installments are paid by the maturity dates stipulated in the agreement. With this bonus the interest rate will be 8.5% per annum.

The principal will be paid to BNB in 36 monthly and successive installments, with the first installment due on April 16, 2012 and the last due on March 16, 2015.

Rio de Janeiro, April 15, 2010.

Contax Participações S/A

Michel Neves Sarkis

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.